EXHIBIT 99.2

______________________________________________________________________

FEDERAL DEPOSIT INSURANCE CORPORATION
Washington, D.C.  20429

FORM 10-QSB/A
[x] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES ACT OF 1934

For the Quarterly Period Ended June 30, 2002

Certificate Number 34391-9

                               HomeTown Bank of Villa Rica
(Name of Small Business Issuer in Its Charter)

Georgia	58-2294629

(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

977 Carrollton-Villa Rica Highway, Villa Rica, Georgia	30180

(Address of Principal Executive Offices)	Zip Code)

               (770) 456-2265
(Issuer’s Telephone Number)

Indicate by check mark whether the bank (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Bank was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES /X/    NO /  /

Common stock, par value $5 per share: 785,374 shares outstanding as of September 5, 2002

HOMETOWN BANK OF VILLA RICA

INDEX

                                                                                                                                 Page No.

PART I           FINANCIAL INFORMATION

                        Balance Sheets at June 30, 2002 (Unaudited)
                        and December 31, 2001                                                                              3

                        Statements of Operations for the three-months
                        ended June 30, 2002 and
                        June 30, 2001 (Unaudited)                                                                          4

                        Statements of Operations for the six-months
                        ended June 30, 2002 and
                        June 30, 2001 (Unaudited)                                                                          5

                        Statements of Comprehensive Income (Loss)
                        for the three-months ended June 30, 2002
                        and June 30, 2001 (Unaudited)                                                                   6

                        Statements of Comprehensive Income (Loss)
                        for the six-months ended June 30, 2002
                        and June 30, 2001 (Unaudited)                                                                   7

                        Statements of Cash Flows
                        for the six-months ended June 30,  2002
                        and June 30, 2001 (Unaudited)                                                                   8

                        Notes to Unaudited  Financial Statements                                                 9-11

                        Management's Discussion and Analysis
                        or Plan of Operation                                                                                     12-21

PART II          OTHER INFORMATION                                                                             22

SIGNATURES                                                                                                                      23

Part 1 – Financial Information

The financial statements have been amended from our previous filing for the period ended June 30, 2002 to include increases to the provision for loan losses, increases in non-performing assets, and increases in non-interest expenses with write-downs of non-performing assets.

  Item 1- Financial Statements

HOMETOWN BANK OF VILLA RICA
Balance Sheets
(In Thousands)

Assets	June 30, 2002	December 31, 2001
	(unaudited)	(audited)
Cash and due from banks	$4,651	$3,869
Interest-bearing deposits	3,142	5,685

Total cash and cash equivalents	7,793	9,554
Investment securities, available-for-sale	10,809	11,304
Loans	84,588	69,487
Allowance for loan losses	(1,329)	(876)

Loans, net	83,259	68,611
Premises and equipment, net	4,955	5,089
FHLB stock	271	271
Accrued interest receivable	695	653
Other real estate owned	930	203
Other assets	524	758

Total assets	$109,236	$96,443

Liabilities and Stockholders' Equity
Deposits-
Non-interest-bearing	$7,937	$7,403
Interest-bearing	87,248	76,552

Total deposits	95,185	83,955

FHLB advances	5,410	4,410
Accrued interest payable	417	538
Other liabilities	54	73

Total liabilities	101,066	88,976

Commitments and contingencies
Stockholders' equity-

Common stock, $5.00 par value, 2,000,000 shares authorized, 785,374 shares issued and outstanding at June 30, 2002
720,374 shares issued and outstanding at December 31, 2001	3,927	3,602
Additional paid-in capital	3,909	3,584
Accumulated earnings	181	260
Accumulated other comprehensive income	153	21

Total stockholders' equity	8,170	7,467

Total liabilities and stockholders' equity	$109,236	$96,443

See notes to unaudited financial statements

HOMETOWN BANK OF VILLA RICA
STATEMENTS OF OPERATIONS
(Unaudited)
(In Thousands, except per share amounts)

	For the three-months ended June 30,
	2002	2001

INTEREST INCOME:
Interest and fees on loans	$1,759	$1,435
Interest and dividends on investment securities-
Taxable	181	186
Interest on deposits with other banks	10	33

Total interest income	1,950	1,654

INTEREST EXPENSE:
Interest on deposits	753	775
Interest on other borrowed funds	55	78

Total interest expense	808	853

NET INTEREST INCOME	1,142	801
PROVISION FOR LOAN LOSSES	407	98

NET INTEREST INCOME AFTER PROVISION FOR LOAN
LOSSES	735	703

NON-INTEREST INCOME:
Service charges on deposit accounts	116	101
Other non-interest income	180	166

Total non-interest income	296	267

NON-INTEREST EXPENSE:
Salaries and employee benefits	530	456
Net occupancy expense	173	109
Other non-interest expense	522	226

Total non-interest expense	1,225	791

EARNINGS (LOSS) BEFORE PROVISION (BENEFIT) FOR INCOME TAXES	(194)	179
PROVISION ( BENEFIT) FOR INCOME TAXES	(75)	68

NET EARNINGS (LOSS)	$(119)	$111

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE	$(0.15)	$0.15

See notes to unaudited financial statements

HOMETOWN BANK OF VILLA RICA
STATEMENTS OF OPERATIONS
(Unaudited)
(In thousands, except per share amounts)

	For the six-months ended June 30,
	2002	2001

INTEREST INCOME:
Interest and fees on loans	$3,397	$2,806
Interest and dividends on investment securities-
Taxable	361	372
Interest on deposits with other banks	36	60

Total interest income	3,794	3,238

INTEREST EXPENSE:
Interest on deposits	1,531	1,543
Interest on other borrowed funds	106	158

Total interest expense	1,637	1,701

NET INTEREST INCOME	2,157	1,537
PROVISION FOR LOAN LOSSES	508	170

NET INTEREST INCOME AFTER PROVISION FOR LOAN
LOSSES	1,649	1,367

NON-INTEREST INCOME:
Service charges on deposit accounts	221	190
Other non-interest income	337	314

Total non-interest income	558	504

NON-INTEREST EXPENSE:
Salaries and employee benefits	1,088	895
Net occupancy expense	350	209
Other non-interest expense	896	435

Total non-interest expense	2,334	1,539

EARNINGS (LOSS) BEFORE PROVISION (BENEFIT) FOR INCOME TAXES	(127)	332
PROVISION (BENEFIT) FOR INCOME TAXES	(48)	128

NET EARNINGS (LOSS)	$(79)	$204

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE	$(0.10)	$0.28

See notes to unaudited financial statements

HOMETOWN BANK OF VILLA RICA
Statements of Comprehensive Income (Loss)
(Unaudited)
(In Thousands)

	For the three-months ended June 30,
	2002	2001

Net Earnings (Loss)	$(119)	$111
Other comprehensive income (loss) before tax -
Market valuation adjustment on investment securities
available for sale	321	(35)
Income tax (expense) benefit	(112)	12

Other comprehensive income (loss)	209	(23)

Comprehensive Income	$90	$88

See notes to unaudited financial statements

HOMETOWN BANK OF VILLA RICA
Statements of Comprehensive Income (Loss)
(Unaudited)
(In Thousands)

	For the six-months ended June 30,
	2002	2001

Net Earnings (Loss)	$(79)	$204
Other comprehensive gain before tax -
Market valuation adjustment on investment securities
Available for sale	204	176
Income tax expense	(71)	(61)

Other comprehensive income	133	115

Comprehensive Income	$54	$319

See notes to unaudited financial statements

Hometown Bank of Villa Rica
STATEMENTS OF CASH FLOWS
(Unaudited)
(In Thousands)

	For the six months ended
	June 30,
CASH FLOWS FROM OPERATING ACTIVITIES:	2002	2001

Net earnings (loss)	$(79)	$204
Adjustments to reconcile net earnings to net cash (used by) provided by operating activities:
Provision for loan losses	508	170
Depreciation and amortization	217	117
Increase (decrease) in deferred loan fees	37	(17)
Loss (gain) on sale of assets	7	(4)
(Increase) decrease in accrued interest receivable	(42)	97
(Increase) decrease in other assets	251	(22)
Increase (decrease) in accrued interest payable	(121)	28
Increase (decrease) in other liabilities	(19)	127

Net cash provided by operating activities	759	700

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of investment securities available-for-sale	(1,521)	(3,119)
Maturities due to principal paydowns	1,032	478
Calls of investment securities available-for-sale	1,000	2,500
Maturities of investment securities available-for-sale	180	-
Proceeds from the sale of land	199	290
Loans originated, net of repayments	(16,211)	(8,503)
Purchases of premises and equipment	(79)	(1,496)

Net cash used by investing activities	(15,400)	(9,850)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in demand deposits, NOW accounts, and savings accounts	14,790	8,579
Time deposits accepted, net of repayments	(3,560)	3,742
Proceeds from the exercise of stock options	650	-
Increase in other borrowed funds	1,000	-

Net cash provided by financing activities	12,880	12,321

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,761)	3,171
CASH AND CASH EQUIVALENTS, beginning of period	9,554	6,181

CASH AND CASH EQUIVALENTS, end of period	$7,793	$9,352

See notes to unaudited financial statements

HOMETOWN BANK OF VILLA RICA

NOTES TO UNAUDITED  FINANCIAL STATEMENTS

(1)       BASIS OF PRESENTATION

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary for the fair statement of the financial position and the results of operations of the HomeTown  Bank of Villa Rica for the interim periods.  The results of operations for the six-month period ended June 30, 2002 are not necessarily indicative of the results which may be expected for the entire year. For further information, refer to the Company Financial Statements and footnotes thereto for the year ended December 31, 2001 included in form 10-KSB.

(2)       RECENT DEVELOPMENTS

On June 13, 2002, the Bank and GB&T Bancshares, Inc. (“GB&T”) entered into an agreement to merge the Bank into the GB&T network of financial companies.  The merger is subject to various conditions, including shareholder approval, certain regulatory approvals, and other customary conditions to closing.  Once the merger is consummated, each share of the Bank common stock will be exchanged for and converted into the right to receive $18.00 cash or 1.0588 shares of GB&T common stock, subject to the overall limit that no more than fifty percent (50%) of the total merger consideration be paid in cash.  The Bank incurred merger-related fees in connection with the transaction (see the “Non-Interest Expenses” section herein).

(3)       FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is a participant in financial instruments with off-balance-sheet risk.  These instruments are entered into in the normal course of business to meet the financing needs of its customers and to reduce the Bank's own exposure to fluctuations in interest rates.  These financial instruments include commitments to extend credit and standby letters of credit.  These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.  The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the counter-party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments.  The Bank uses the same credit and collateral policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Bank grants various types of loans and financial instruments to customers within its respective market area in Georgia (Carroll, Paulding, Douglas, and Haralson Counties). Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, residential real estate, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party.  Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.  The collateral varies but may include accounts receivable, inventory, property, plant and equipment, and residential real estate for those commitments for which collateral is deemed necessary.  The Bank had irrevocable standby letters of credit of approximately $358,000 outstanding at June 30, 2002.

(4)       LOANS

Major classifications of loans are as follows:

	June 30, 2002	December 31, 2001

Commercial, financial, and agricultural	$53,717,770	$41,835,869
Real estate-commercial	815,152	859,995
Real estate-construction	14,895,836	11,121,439
Real estate-individual	9,220,303	9,126,422
Installment and simple interest individual	5,991,083	6,558,037

Total Loans	84,640,144	69,501,762

Less: Net deferred loan fees	51,583	14,860
Less: Allowance for loan losses	1,329,339	876,047

Loans, net	$83,259,222	$68,610,855

(5)       BASIC EARNINGS PER SHARE

Basic earnings per common share is based on the weighted average number of shares outstanding during the period while the effects of potential common shares outstanding such as options, convertible securities, and warrants are being included in diluted earnings per share.  Earnings per share for the six-months ended and the three-months ended June 30, 2002 were determined using the weighted average outstanding common shares of 780,996 and 788,105, respectively, as potential common shares had no effect on the earnings per share.

(6)      SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	For the six-months ended June 30,

	2002	2001

Cash paid for:
Interest	$1,757,971	$1,673,856

Taxes	$45,000	$50,000

Transfer of loans to other real estate	$1,018,125	$285,008

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

FORWARD LOOKING STATEMENTS

This Form 10-QSB, in the Management’s Discussion and Analysis section contains forward-looking statements under the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties.  Although we believe the assumptions underlying the forward-looking statements contained in the discussions are reasonable, any of the assumptions could be inaccurate; therefore, no assurance can be made that any of the forward-looking statements included in this discussion will be accurate.  Factors that could cause actual results to differ from results discussed in forward-looking statements include, but are not limited to:  economic conditions (both generally and in the markets where we operate); competition from other providers of financial services; government regulation and legislation; changes in interest rates; material unforeseen changes in the financial stability and liquidity of our credit customers; and other risks detailed in our filings with the Federal Deposit Insurance Corporation, all of which are difficult to predict and which may be beyond our control.  We undertake no obligation to revise forward-looking statements to reflect events or changes after the date of this discussion or to reflect the occurrence of unanticipated events.

RECENT DEVELOPMENTS

On June 13, 2002, the Bank and GB&T Bancshares, Inc. (“GB&T”) entered into an agreement to merge the Bank into the GB&T network of financial companies.  The merger is subject to various conditions, including shareholder approval, certain regulatory approvals, and other customary conditions to closing.  Once the merger is consummated, each share of the Bank common stock will be exchanged for and converted into the right to receive $18.00 cash or 1.0588 shares of GB&T common stock, subject to the overall limit that no more than fifty percent (50%) of the total merger consideration be paid in cash.  The Bank incurred merger-related fees in connection with the transaction (see the “Non-Interest Expenses” section herein).

FINANCIAL POSITION

HomeTown Bank of Villa Rica (the “Bank”) is a state chartered commercial bank that opened for business on October 22, 1997.  On April 20, 1998, the Bank opened a loan production office in Paulding County in Dallas, Georgia.  The Bank opened a mortgage production office on January 1, 1999 in Douglasville, Georgia.  On December 17, 1999, the loan production office was closed simultaneously with the opening of a full service branch in Hiram, Georgia.  In November 2001, the Bank opened its new main office in Villa Rica, Georgia and simultaneously closed the mortgage production office in

Douglasville, Georgia.  The mortgage production office was moved to the former main office that is now a full-service branch in Villa Rica.

Management regularly monitors the financial condition of the Bank in an effort to protect depositors, increase retained earnings, and protect current and future earnings.  Significant items affecting the Bank’s financial condition are discussed in detail below.

The Bank had total assets of approximately $109,236,000 at June 30, 2002. Total assets increased by 13.3% or approximately $12,793,000 from $96,443,000 at December 31, 2001. Average total assets for the six-months ended June 30, 2002 were approximately $105,686,000.  Loans increased by 21.7% or approximately $15,101,000 to $84,588,000 from $69,487,000 at December 31, 2001. This increase was mainly attributable to strong loan demand due to the growth in our market area.  Investment securities, including Federal Home Loan Bank stock, and interest-bearing deposits totaled $14,222,000 at June 30, 2002, a decrease of 17.6% or $3,038,000 from December 31, 2001.   Because the Bank’s loan growth outpaced its deposit growth, the Bank’s interest-bearing deposits (investment securities) in other banks decreased in order to fund the excess loan growth.  Average total loans and investment securities for the six-months ended June 30, 2002 were approximately $79,752,000 and $16,149,000, respectively.

Deposits increased by 13.4% or approximately $11,230,000 from $83,955,000 at December 31, 2001 to $95,185,000 at June 30, 2002.  This increase was mainly attributable to the Bank’s marketing effort and Gold Club promotion.  The Gold Club account is a checking account for customers that are over the age of 50.  The Bank did a promotion in 2001 where it guaranteed the rate of 4.65% on this checking account until December 31, 2001 and the account grew by approximately $19,000,000 by year-end.  The Bank dropped the rate to 3.40% on January 1, 2002 and the account still grew approximately $8,800,000 in the first quarter of 2002.  The Bank then dropped the rate to 3.30% in April 2002 and the account grew approximately $3,800,000 in the second quarter of 2002.  Average total deposits for the six-months ended June 30, 2002 were approximately $92,296,000.  Non-interest-bearing deposits increased $534,000 from $7,403,000 at December 31, 2001 to $7,937,000 at June 30, 2002. As of June 30, 2002, interest-bearing demand deposit accounts including the Gold Club account mentioned above increased 46.7% or approximately $13,806,000 from December 31, 2001 to $43,345,000. Savings and Time deposits decreased approximately $3,111,000 or 6.6% during the six-months ended June 30, 2002, to approximately $43,903,000. This decrease is primarily attributable to the shift in deposits flow from fixed term time deposits to the Gold Club checking accounts.

The Bank continues to be well capitalized as of June 30, 2002 with an equity to assets ratio of 7.5%, which has remained basically the same from December 31, 2001.   The Bank’s total assets increased approximately $12,793,000 for the six-months ended June 30, 2002, however this growth was mitigated by the exercise of 65,000 stock options, which increased capital by $650,000.  At June 30, 2002, 63.5% of the Bank’s loans were commercial and industrial loans, 17.6% were in construction and development loans, 10.7% were in loans secured by 1-4 family first mortgage loans, and 7.1% were in consumer loans.   The remaining 1.1% of loans were distributed between second mortgage loans, multifamily loans and non-farm/non residential loans.  The Bank’s loan to deposit ratio was 89% at June 30, 2002, up from an 83% ratio at

December 31, 2001.  This increase was due to loan growth in the first half of 2002.  At June 30, 2002 savings and time deposits accounted for 46.1% of total deposits, down from 56.0% as of December 31, 2001.  This ratio has gradually decreased over the past nine months due to the growth of the Gold Club accounts.

The following table represents the changes in stockholders' equity for the six-months ended June 30, 2002, (in thousands):

Balance, December 31, 2001	$7,467
Net loss	(79)
Exercise of stock options	650
Change in unrealized gains (losses) on securities available-for-sale,
Net of tax	132

Balance, June 30, 2002	$8,170

In June 2002, the primary regulator of the Bank began a routine examination.  The final examination report has not been received by the Bank; however, based on exit interviews with the regulators, management believes that all regulatory recommendations that would have material effects on the Bank’s liquidity, capital resources or operations have been implemented.

ASSET QUALITY

A major key to long-term growth is the maintenance of a high-quality loan portfolio.  The Bank’s directive in this regard is carried out through its policies and procedures for extending credit to the Bank’s customers.  The goal and result of these policies and procedures is to provide a sound basis for new credit extensions and an early recognition of problem assets to allow the most flexibility in their timely disposition.

Additions to the allowance for loan losses are made periodically to maintain the allowance at an appropriate level based upon management’s analysis of potential risk in the loan portfolio.  The amount of the loan loss provision is determined by an evaluation of the level of loans outstanding, the level of non-performing loans, historical loan loss experience, delinquency trends, the amount of actual losses charged to the reserve in a given period, and assessment of present and anticipated economic conditions.

At December 31, 2001, the allowance for loan losses was approximately $876,000.  By June 30, 2002, the allowance had grown to approximately $1,329,000. The increase in the allowance for loan losses is directly related to the growth in the Bank’s loan portfolio and an increase in non-performing assets.  The allowance for loan losses, as a percentage of total gross loans, increased from 1.26% at December 31, 2001 to 1.57% at June 30, 2002.   Management considers the allowance for loan losses to be adequate and sufficient to absorb possible future losses;  however, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional provisions to the allowance will not be required.

The following table summarizes the Bank’s non-performing assets.

Non-performing Assets	June 30, 2002	December 31, 2001
Non-accrual loans	$1,500,000	$1,050,000
Other real estate owned	$930,000	$203,000
Repossessions	$103,000	$248,000

Totals	$2,533,000	$1,501,000

At June 30, 2002, the Bank had approximately $930,000 in Other Real Estate Owned compared to $203,000 at December 31, 2001.  The balance at June 30, 2002 consists of six properties foreclosed.  Four of the properties were foreclosed upon in the first quarter of 2002 and two of the properties were foreclosed upon in the second quarter of 2002.  Three of the properties are residential real estate, two of the properties are tracts of undeveloped land and one of the properties is commercial real estate. The Bank has a signed contract to sell the two tracts of undeveloped land and is in the process of trying to sell the remaining properties.  Based upon independent appraisals and new evaluations of the marketability of the other real estate owned, the Bank wrote down the value of several properties by a total of approximately $109,000 in the second quarter of 2002.  Each property has been recorded at fair value less estimated cost to dispose, and the Bank does not expect any further material losses.  The Bank sold one property in the first quarter of 2002, which had been foreclosed upon in 2000 at a loss of $4,687.  At June 30, 2002, the bank had approximately $103,000 in Repossessions compared to $248,000 at December 31, 2001.  The repossessions include a motorcycle, three automobiles and some hauling/construction equipment.  Based upon independent appraisals and new evaluations of the marketability of the repossessed assets, the Bank wrote down the value of the repossessed assets by a total of approximately $70,000 in the second quarter of 2002.  Based upon an independent appraisal, the Bank also wrote-down some of the construction and hauling equipment by $53,000 in the first quarter of 2002.  Also, in the first quarter of 2002, the Bank sold a dump truck for $34,500 recording no gain or loss and sold a motorcycle and trailer for $23,500 recording a loss of approximately $3,000.  The Bank expects no further material losses from the repossessed assets currently held.

The Bank’s non-accrual loans increased from approximately $1,050,000 at December 31, 2001 to $1,500,000 at June 30, 2002.  This balance mainly consists of six loan relationships totaling approximately $1,196,000.  Four of the loan relationships totaling approximately $957,000 are secured by commercial real estate, which are all currently in the process of foreclosure.  Subsequent to the quarter ended June 30, 2002, the Bank sold one of the commercial properties totaling approximately $647,000 at no gain or loss to the Bank.  The other two properties totaling approximately $239,000 are secured by residential real estate and also are both in the process of foreclosure.

Based upon the fair values determined through independent third-party appraisals and the Bank’s evaluation of the marketability of the properties, these loans have been properly classified and reserved for within the provision for loan losses.  The Bank expects no further material losses from these relationships.  Also, subsequent to the quarter ended June 30, 2002, the Bank had two loans totaling approximately $138,000 placed on non-accrual status.  At June 30, 2002, the Bank classified and reserved these two loans as losses.   The Bank’s policy is to place loans on non-accrual status when it appears that the collection of principal and interest in accordance with the terms of the loan is doubtful.  Any loan that becomes 60 days past due as to principal or interest is placed on non-accrual, unless corrective action is certain and imminent.

OFF BALANCE SHEET RISK

Through the operations of our Bank, we have made contractual commitments to extend credit in the ordinary course of our business activities.  These commitments are legally binding agreements to lend money to our customers at predetermined interest rates for a specified period of time.  At June 30, 2002, the Bank had unfunded commitments to extend credit of approximately $13,197,000 through various types of lending arrangements of which approximately $10,750,000 was used for commercial purposes, approximately $1,530,000 was used for consumer purposes and approximately $917,000 was for home equity lines.  We evaluate each customer’s credit worthiness on a case-by-case basis.  The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our credit evaluation of the borrower.   Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

RESULTS OF OPERATIONS

Net earnings (loss) for the three-month periods ended June 30, 2002 and June 30, 2001 amounted to ($119,000) and $111,000, respectively.  From the three-month period ended June 30, 2001, net interest income increased $341,000 and non-interest income increased $29,000.  These increases were offset by an increase of $309,000 in the provision for loan losses and an increase in non-interest expense of $434,000 (See Non-interest Expenses section below for discussion).  Basic and diluted earnings (loss) per share for the three-month period ended June 30, 2002 and June 30, 2001 were ($0.15) and $0.15, respectively.  Net earnings (loss) for the six-month period ended June 30, 2002 amounted to ($79,000) compared to $204,000 for the same period in 2001.  Basic and diluted earnings (loss) per share for the six-months ended June 30, 2002 was ($0.10) compared to $0.28 for the same period in 2001.  The following is a brief discussion of the more significant components of net earnings.

Net Interest Income

Net interest income represents the difference between interest received on interest- earning assets and interest paid on interest-bearing liabilities.  Net interest income for the three-month period ended June 30, 2002 was approximately $1,142,000 compared to $801,000 for the same period ended June 30, 2001. Net interest income for the six-month period ended June 30, 2002 was approximately $2,157,000 compared to $1,537,000 for the period ended June 30, 2001. These increases are primarily the result of a higher level of earning assets.

The Bank’s yield on earning assets was 7.95% for the six-month period ended June 30, 2002 compared to 9.84% for the six-month period ended June 30, 2001.  This decrease in yield is mainly due to the Bank’s loan portfolio repricing with the 475 basis point drop in Prime Rate since January 2001.   Average earning assets increased by approximately $29,746,000 or 45% at June 30, 2002 compared to June 30, 2001.  The cost of funds for the six-month period ended June 30, 2002 was down to 3.71% compared to 5.70% as of June 30, 2001.  The decrease in the cost of funds is due to  the Bank dropping its deposit rates to match the 475 basis point drop in Prime Rate and the repricing of the Bank’s earning assets.  Average interest-bearing liabilities increased by approximately $28,882,000 or 48% at June 30, 2002 compared to June 30, 2001.  Management's liability pricing strategies include competitive deposit rates with increased awareness of cash flow needs within the balance sheet.  Management anticipates the cost of funds to stabilize during the third and fourth quarter of 2002 and to begin rising in the first quarter of 2003.  The net interest margin decreased from 4.66% at June 30, 2001 to 4.51% as of June 30, 2002.  The net interest spread increased from 4.14% at June 30, 2001 to 4.24% as of June 30, 2002.  The decline in the net interest margin is primarily due to the Bank’s promotion of the Gold Club account, which currently has a rate of 3.30%.  These accounts grew approximately $12,635,000 in the first half of 2002 and provided the Bank with excess liquidity, particularly in the first quarter of 2002.  This excess liquidity was primarily invested in interest-bearing deposits, which provided a yield of 1.67%.  With the Bank's cost of funds on this excess liquidity exceeding the invested yield, the Bank’s net interest margin compressed.

The yield on earning assets for the six-months ended June 30, 2002 was as follows:  investment securities 6.28%, interest-bearing deposits 1.67%, and loans 8.54%. Interest income totaled $3,794,000 for total earning assets yield of 7.95%. For the six-months ended June 30, 2002, the cost on deposits was 3.67%, Federal funds purchased were 1.97% and Federal Home Loan Bank borrowings were 4.49%. Interest expense totaled $1,637,000 for a total cost of funds of 3.71%. Net interest income as of June 30, 2002 totaled $2,157,000 for a net yield on earning assets of 4.51% and an interest spread of 4.24%.

Provision for Loan Losses

During the three-month period ending June 30, 2002, the provision for loan losses was $407,000 compared to $98,000 for the three-month period ending June 30, 2001.  The provision for loan losses during the six-month period ending June 30, 2002 was $508,000 compared to $170,000 during the six-month period ending June 30, 2001.   The increase in the provision for loan losses is due to larger loan growth in 2002 and an increase in non-performing loans.  The allowance for loan losses at June 30, 2002 totaled approximately $1,329,000 representing 1.57% of total loans; at June 30, 2001, the allowance for loan losses totaled approximately $692,000 representing 1.22% of total loans.  Net loan charge-offs totaled $55,000 for the six-month period ending June 30, 2002 compared to $67,000 net charge-offs for the six-month period ending June 30, 2001.

Non-interest Income

Total non-interest income for the three-month period ended June 30, 2002, was approximately $296,000, which included service charges on deposit accounts of $116,000.  This compares to the three-month period ended June 30, 2001 in which total non-interest income was $267,000, which included service charges on deposit accounts of $101,000.  Total non-interest income for the six-month period ended June 30, 2002 was approximately $558,000, which included service charges on deposit accounts of $221,000.  This compares to the six-month period ended June 30, 2001 in which total non-interest income was $504,000, which included service charges on deposit accounts of $190,000.

The increase in service charges is due to normal deposit growth and due to the Bank increasing selected service charge fees effective June 1, 2002.  Total other non-interest income increased for the three-months ended June 30, 2002 to $180,000 compared to $166,000 for the three-months ended June 30, 2001.  Total other non-interest income increased approximately $23,000 for the six-months ended June 30, 2002, to $337,000 compared to $314,000 as of the six-months ended June 30, 2001.  The increase in other non-interest income is primarily due to an increase in mortgage origination fee income of approximately $18,000 and payment processing fees of approximately $9,000.   The increase in the mortgage origination fee income is due to the mortgage department closing more mortgage loans in the first half of 2002 than in 2001.  The increase in payment processing fees is due to the increase in the activity on debit/point-of-sale bank cards in 2002.

Non-interest Expenses

Total non-interest expenses increased $434,000 to $1,225,000 for the three-months ended June 30, 2002 in comparison to the three-months ended June 30, 2001. For the six-months ended June 30, 2002, total non-interest expenses increased $795,000 to $2,334,000 in comparison to the six-months ended June 30, 2001.  Salaries and employee benefits increased $74,000 for the three-months ended June 30, 2002 and $193,000 for the six-months ended June 30, 2002 in comparison to the same periods in 2001. This increase is mainly attributable  to the opening of the Bank’s new main office in November 2001.  Since June 30, 2001, the Bank’s number of employees has increased from 38 to 51 including three new loan officers.  The opening of the new main office is also the main reason for net occupancy expenses increasing $64,000 for the three-months ended June 30, 2002 and $141,000 for the six-months ended June 30, 2002 in comparison to the same periods in 2001. With the opening of the new 13,000 square foot building, depreciation expense for buildings, land improvements and furniture fixtures and equipment increased approximately $96,000.  Real estate, personal property and other city, county and state taxes increased approximately $17,000.  Building maintenance expense and utility expense increased approximately $30,000.  Other non-interest expense increased $296,000 to $522,000 for the three-months ended June 30, 2002 and $461,000 to $896,000 for the six-months ended June 30, 2002 in comparison to the same periods in 2001.  The two main reasons for this increase are attributable to merger-related expenses of approximately $70,000 related to the proposed transaction with GB&T Bankshares, Inc., and the write-down of other real estate owned and repossessed assets by $232,000.  Also, the Bank has paid approximately $9,000 in directors fees in 2002, which were not started until July 2001.   Also, with the opening of the new main office, operating expenses including the Bank’s supplies, postage, armored car and courier expense, maintenance contract expense, other service charges and other processing expenses increased approximately $105,000.

LIQUIDITY

Liquidity is the Bank’s ability to meet all deposit withdrawals immediately, while also providing for the credit needs of customers.  Liquidity is achieved through the continual maturing of interest-earning assets and by investing in short term marketable securities.  Liquidity is also achieved through deposit growth, borrowing capacity, loan sales, and repayments of principal on loans and securities.

High levels of liquidity are normally obtained at a net interest cost due to lower yields on short term, liquid earning assets and higher interest expense usually associated with the extension of deposit maturities.  The trade-off of the level of desired liquidity versus its cost is evaluated in determining the appropriate amount of liquidity at any one time.

HomeTown Bank’s cash and cash equivalents reflected a net decrease of $1,761,000 from $9,554,000 at December 31, 2001 to $7,793,000 and represented 7.1% of total assets at June 30, 2002 compared to 9.9% of total assets at December 31, 2001.  The main reason for the decrease in the cash and cash equivalents from December 31, 2001 is due to the Bank’s loan growth in the second quarter outpacing the Bank’s deposit growth. Therefore, the Bank had to use some of its excess liquidity in interest-bearing deposits to fund the excess loan growth.  Investment securities at June 30, 2002 amounted to $10,809,000, representing 9.9% of total assets; these securities provide a secondary source of liquidity since they can be converted into cash in a timely manner.  In addition, the Bank’s ability to maintain and expand its deposit base and borrowing capabilities are a source of liquidity.  For the six-month period ended June 30, 2002, total deposits increased $11,230,000 to $95,185,000, representing an annualized increase of 27.0%.  The Bank does not, however, expect to maintain or duplicate this growth rate.  To support liquidity in the event of higher than anticipated requirements related to loan commitments or deposit withdrawals and to offset interest rate risk in the loan or investment portfolio, the Bank maintains $3,000,000 in federal funds lines with regional banks.  Also, the Bank is a member of and has credit lines with the Federal Home Loan Bank of up to 10% of the Bank’s assets.  At June 30, 2002, $5,410,000 was outstanding under the Federal Home Loan Bank term advances compared to $4,410,000 at December 31, 2001. There are no trends, demands, commitments, events, or uncertainties that will result in, or are reasonably likely to result in, the Bank’s liquidity increasing or decreasing in any material way.

Financing activities provided cash and cash equivalents of approximately $12,880,000, of which $14,790,000 is from an increase in demand deposits, NOW accounts, and savings accounts, $650,000 is from the exercise of stock options and $1,000,000 is from the increase in other borrowed funds.  Time deposits accepted, net of repayments have decreased $3,560,000 since December 31, 2001.  The increase in the demand deposit accounts in the first half of 2002 is mainly attributable to growth of the Bank’s Gold Club checking account, which currently has a rate of 3.30%. The decrease  in time deposits is mainly attributable to customers depositing their funds into the Bank’s Gold Club account instead of time deposits in this low rate environment.  For the six-months ended June 30, 2001, net cash provided by financing activities totaled $12,321,000 of which $8,579,000 was from an increase in demand deposits, NOW accounts and savings accounts and $3,742,000 was from an increase in time deposits accepted, net of repayments.  Net cash used in investing activities totaled $15,400,000 as of June 30, 2002 compared to $9,850,000 as of June 30, 2001.  Net cash flows used by loans originated and principal collected increased $7,708,000 from $8,503,000 for the six-months ended June 30, 2001 to $16,211,000 for the six-months ended June 30, 2002.  This increase was mainly attributable to strong loan demand due to growth in our market area.  Net cash flows used for the purchase of fixed assets decreased $1,417,000 from $1,496,000 for the six-months ended June 30, 2001 to $79,000 for the six-months ended June 30, 2002.  The Bank was in the process of constructing its new main office in the first half of 2001, which was completed in November of 2001.  Net cash flows used for the purchase of investment securities available-for-sale decreased $1,598,000 from $3,119,000 at June 30, 2001 to $1,521,000 at June 30, 2002.  This decrease is mainly attributable to Bank having $2,500,000 in investment securities called in the first half of 2001 compared to $1,000,000 in the first half of 2002.  The funds from the investment securities called were used to purchase additional investment securities.

Capital Resources

            Management is committed to maintaining capital at a level sufficient to protect depositors, provide for reasonable growth, and fully comply with all regulatory requirements. Management’s strategy to achieve this goal is to comply with all regulatory requirements. Management’s strategy to achieve this goal is to retain sufficient earnings while providing a reasonable return on equity

The following tables represent the Bank’s regulatory capital position at June 30, 2002:

Risk Based Capital Ratios:	Amount	Ratio

Tier 1 Capital	$8,017	8.72%
Tier 1 Capital minimum requirement	$3,677	4.00%

Excess	$4,340	4.72%

Total Capital	$9,166	9.97%
Total Capital minimum requirement	$7,354	8.00%

Excess	$1,812	1.97%

Risk adjusted assets net of goodwill and
excess loan loss allowance	$91,928

Leverage Ratio:

Tier 1 Capital to average total assets ("Leverage Ratio")	$8,017	7.39%
Minimum leverage requirement	$4,342	4.00%

Excess	$3,675	3.39%

Average total assets, net of goodwill (1)	$108,557

(1) Average total assets, net of goodwill, for the three-months ended June 30, 2002.

PART II

OTHER INFORMATION

ITEM 1.          LEGAL PROCEEDINGS -             NONE

ITEM 2.          CHANGES IN SECURITIES -       NONE

ITEM 3.          DEFAULTS UPON SENIOR SECURITIES -     NONE

ITEM 4.          SUBMISSION OF MATTERS TO A VOTE FOR SECURITY HOLDERS-
                        NONE

ITEM 5.          OTHER INFORMATION – NONE

ITEM 6.          EXHIBITS AND REPORTS ON FORM 8-K

                        a.            EXHIBITS – The following exhibit is filed with this report

                              99.1          CERTIFICATION PURSUANT TO 18 U.S.C. SECTION
                                               1350 AS ADOPTED PURSUANT TO SECTION 906 OF
                                                THE SARBANES-OXLEY ACT OF 2002.

                        b.            NO FORMS 8-K WERE FILED IN THE CURRENT QUARTER.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned duly authorized.

                                                                        HOMETOWN BANK OF VILLA RICA

Date:   September 5, 2002                          By:  /s/   Laura B. Cross
                                                                        Laura B. Cross
                                                                        President

                                                                        (Duly Authorized Officer)

Date:   September 5, 2002                          By:   /s/ Leland W. Brantley, Jr.
                                                                        Leland W. Brantley, Jr.
                                                                        Chief Financial Officer
                                                                        (Principal Accounting Officer
                                                                        and Duly Authorized Officer)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Each of the undersigned hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that this Quarterly Report on Form 10-QSB for the quarter ended June 30, 2002, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Bank.

The 5th day of September, 2002.

/s/ Keith G. Beckham
Keith G. Beckham
Chief Executive Officer

  /s/ Leland W. Brantley, Jr.
Chief Financial Officer